Mail Stop 4561

June 20, 2008

James J. Leto
Chief Executive Officer
GTSI Corp.
3901 Stonecroft Boulevard
Chantilly, VA 20151

> **Re:** **GTSI Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **File No. 000-19394**

Dear Mr. Leto:

We have reviewed your response letter dated May 16, 2008 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 2, 2008.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 8. Financial Statements & Supplementary Data, page 40

Notes to Consolidated Financial Statements, page 45

Note 1. Nature of Business and Summary of Significant Accounting Policies, page 45

E. Revenue Recognition, page 46

1.   We note in your response to prior comment 2 that you account for software deliverables under the guidance of SOP 97-2. Provide the magnitude of total revenue generated from deliverables subject to SOP 97-2 in each of the periods presented. As previously requested, tell us what consideration you gave to disclosing your software revenue recognition policy.

R. Reclassifications and Adjustments, page 50

2.   We note your response to prior comment 3 including your attached SAB 99 memo. While we continue to evaluate your response, we are issuing the following comment to clarify your process for evaluating errors that were identified and corrected during 2007. It appears that you identified and corrected errors throughout fiscal year 2007 that originated in either fiscal year 2005 or fiscal year 2006. If true, tell us whether you conducted a materiality assessment during each fiscal quarter of 2007 where an error was identified and corrected in that respective quarter to determine whether any prior financial statements should be restated. For example, we note an $830 thousand error that occurred in the fourth fiscal quarter of 2006, which was identified and corrected during the second fiscal quarter of 2007. This error appears to have had an approximately 8% and 22% impact on your reported net income/(loss) for the fourth fiscal quarter of 2006 and the second fiscal quarter of 2007, respectively, as well as a 27% impact on the reported net loss for fiscal year 2006.

Note 10. Related Party Transactions, page 57

3.   We note in your response to prior comment 4 that none of the Regulation S-X Rule 1-02(w) tests exceeded 20% for fiscal year 2006. However, it appears that equity income from affiliates exceeds 20% of your loss before income taxes, excluding the equity income of Eyak Technology, LLC in 2006. Provide us with your detailed calculations of the significance of Eyak, including where the inputs are available in your filing.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Jason Niethamer, Staff Accountant, at (202) 551-3855, Melissa Walsh, Senior Staff Accountant, at (202) 551-3224, or me at (202) 551-3730 if you have questions regarding the above comments.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief